Exhibit 10.20
AMENDED AND RESTATED
EMPLOYMENT AGREEMENT
     THIS AMENDED AND RESTATED AGREEMENT (this “Agreement”), made and entered into effective as of December 31, 2008 (the “Effective Date”) by and between Ted R. Antennuci (the “Executive”) and ProLogis, a Maryland real estate investment trust (the “Company”),
WITNESSETH THAT:
     WHEREAS, the Executive and the Company are parties to an employment agreement dated June 5, 2005 (the “Original Agreement”);
     WHEREAS, the Original Agreement was amended and restated effective as of May 26, 2006 (the “Amended Agreement”) and the Amended Agreement was subsequently amended; and
     WHEREAS, the parties desire to amend, restate and continue the Amended Agreement to reflect certain changes to the terms and conditions of the Executive’s employment with the Company and to reflect changes required by section 409A of the Internal Revenue Code of 1986, as amended (the “Code”);
     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth below, it is hereby covenanted and agreed by the Executive and the Company as follows:
     1. Term. Subject to the terms and conditions of this Agreement, the Company hereby agrees to continue to employ the Executive as its President and Chief Investment Officer for the Agreement Term (as defined below), and the Employee hereby agrees to remain in the employ of the Company and to provide services during the Agreement Term in accordance with this Agreement. The “Agreement Term” shall be the period beginning on the Effective Date and ending on December 31, 2012. Thereafter, the Agreement Term will be automatically extended for 12-month periods, unless one party to this Agreement provides notice of non-renewal to the other at least three months before the last day of the then current Agreement Term. Notwithstanding the foregoing, if a Change in Control (as defined below) occurs during the Agreement Term, the Agreement Term shall continue until the later of (a) the twenty-fourth calendar month after the calendar month in which the Change in Control occurs or (b) the date on which the Agreement Term would otherwise expire. For purposes of this Agreement, the portion of the Agreement Term that occurs during the period of twenty-four months following a Change in Control is sometimes referred to as the “Change in Control Protection Period”.
     2. Performance of Services. The Executive’s employment with the Company shall be subject to the following:

(a)	During the Agreement Term, while the Executive is employed by the Company, the Executive shall devote his full time, energies and talents to serving as its President and Chief Investment Officer.

(b)	The Executive shall report to the Chief Executive Officer of the Company. The Executive agrees that he shall perform his duties faithfully and efficiently subject to the directions of the Chief Executive Officer of the Company. The Executive’s duties may include providing services for both the Company and the Subsidiaries (as defined below), as determined by the Board of Trustees of the Company (the “Board”); provided, that the Executive shall not, without his consent, be assigned tasks that would be inconsistent with those of President and Chief Investment Officer. The Executive shall have such authority, power, responsibilities and duties as are inherent in his positions (and the undertakings applicable to his positions) and necessary to carry out his responsibilities and the duties required of him hereunder.

(c)	Notwithstanding the foregoing provisions of this paragraph 2, during the Agreement Term, the Executive may devote reasonable time to activities other than those required under this Agreement, including the supervision of his personal investments, and activities involving professional, charitable, community, educational, religious and similar types of organizations, speaking engagements, membership on the boards of directors of other organizations, and similar types of activities, to the extent that such other activities do not in the judgment of the Board, inhibit or prohibit the performance of the Executive’s duties under this Agreement, or conflict in any material way with the business of the Company or any Subsidiary; provided, however, that the Executive shall not serve on the board of any business, or hold any other position with any business, without the consent of the Board.

(d)	The term “Subsidiary” shall mean any person with whom the Company is considered to be a single employer under section 414(b) of the Code and all persons with whom the Company would be considered a single employer under section 414(c) of the Code but using an ownership standard of “more than 50%” rather than “at least 80%” where applicable.
     3. Compensation. Subject to the terms of this Agreement, during the Agreement Term, while the Executive is employed by the Company, the Company shall compensate him for his services as follows:
(a)	Salary. The Executive shall receive, for each 12-consecutive month period beginning on the Effective Date and ending on each anniversary thereof, in substantially equal monthly or more frequent installments, an annual base salary of not less than $630,000 (the “Salary”).

(b)	Bonus. The Executive may receive an annual target bonus of $870,000 (the “Target Bonus”); provided, however, that the actual amount of the Target Bonus that will be earned by and payable to the Executive in any year will be determined upon the satisfaction of goals and objectives established by the Chief Executive Officer or a duly authorized committee of the Board for such year and communicated to the Executive and shall be subject to such other terms and conditions of the Company’s bonus plan as in effect from time to time; and provided further that in no event shall the amount of the Executive’s annual bonus be less than 80 percent of the Target Bonus. The goals and objectives established for the Executive shall be similar in magnitude to the magnitude of the goals and objectives established for other members of the senior management of the Company. The Target Bonus shall be paid in accordance with the Company’s annual bonus plan. Notwithstanding the foregoing, for the Change in Control Protection Period, the Executive shall be entitled to participate in annual cash-based incentive compensation plans which, in the aggregate, provide bonus opportunities which are not materially less favorable to the Executive than the greater of (i) the opportunities provided by the Company for executives with comparable levels of responsibility as in effect from time to time, or (ii) the opportunities provided in accordance with the foregoing provisions of this subparagraph 3(b).

(c)	Performance Shares. As of May 26, 2006, the Executive was granted 50,000 performance shares (the “Performance Shares”) under the ProLogis 2006 Long-Term Incentive Plan (the “LTIP”). Such Performance Shares shall vest based on the Company’s performance as compared to a defined index of 50 publicly traded real estate companies under the performance program established by the Committee at the time of grant (the “Performance Measures”). Fifty percent of the Performance Shares will vest based on satisfaction of the Performance Measures for the period commencing on May 26, 2006 and ending on December 31, 2009 and fifty percent of the Performance Shares will vest based on satisfaction of the Performance Measures for the period commencing on May 26, 2006 and ending on December 31, 2010, provided, in each case, that the Executive’s Date of Termination has not occurred prior to the applicable vesting date. The Performance Shares shall be subject to such other terms and conditions as determined by the Management Development and Compensation Committee of the Board (the “Committee”) in accordance with the LTIP.

(d)	Long-Term Incentives. For each 12-consecutive-month period during the Agreement Term beginning in December, 2008, the Executive shall be entitled to grants of equity-based awards under the LTIP (or a successor plan thereto) having an annual aggregate value of $1.2 million. The date on which such grants shall occur, the types of grants and the terms and conditions applicable to such awards shall be determined by the Committee in its discretion under the LTIP (or a successor plan thereto), provided that the intent is that the awards made pursuant to this subparagraph 3(d) will be made at the same time as annual long-term incentive awards are made to other senior executives of the Company. The foregoing shall not apply to any portion of the Change in Control Protection Period. For the Change in Control Protection Period, the Executive shall be eligible to participate in incentive compensation plans on a basis not materially less favorable to the Executive than that applicable to other executives of the Company with comparable levels of responsibility as in effect from time to time.

(e)	Benefit Plans. Except as otherwise specifically provided to the contrary in this Agreement, the Executive shall be eligible to participate in the Company’s employee benefit plans, programs, policies and arrangements to the same extent and on the same terms as those benefits are provided by the Company from time to time to the Company’s other similarly situated senior management employees. However, the Company shall not be required to provide a benefit under this subparagraph 3(e) if such benefit would duplicate (or otherwise be of the same type as) a benefit specifically required to be provided under another provision of this Agreement. The Executive shall complete all forms and physical examinations, and otherwise take all other similar actions to secure coverage and benefits described in this subparagraph 3(e), to the extent determined to be necessary or appropriate by the Company.

(f)	Expense Reimbursements. The Executive is authorized to incur reasonable expenses for entertainment, traveling, meals, lodging and similar items in promoting the Company’s business. The Company will reimburse the Executive for all reasonable expenses so incurred in accordance with the normal practices of the Company.

(g)	Vesting on Change in Control. In the event that (i) following a Change in Control, the Executive’s Date of Termination (as defined in subparagraph 4(h)) occurs as a result of termination by the Company (or a successor) for reasons other than Cause (as defined in subparagraph 4(c)) or the Executive’s employment terminates by reason of a Constructive Discharge (as defined in subparagraph 4(d)) or (ii) the LTIP (or a successor plan thereto) is terminated by the Company or a successor following a Change in Control without provision for the continuation of the outstanding equity-based awards granted to the Executive pursuant to the Original Agreement (the “Protected Awards”), any portion of the then outstanding Protected Awards shall become immediately fully vested and, to the extent applicable, exercisable, and any awards granted under the ProLogis 1997 Long Term Incentive Plan (the “1997 LTIP”), the LTIP or under any other incentive, compensation or other plan that are held by the Executive on the Date of Termination shall vest and shall be exercisable or payable in accordance with their terms. For purposes of this Agreement, a “Change in Control” means the happening of any of the following:
(i)	The consummation of a transaction, approved by the shareholders of the Company, to merge the Company into or consolidate the Company with another entity, sell or otherwise dispose of all or substantially all of its assets or adopt a plan of liquidation, provided, however, that a Change in Control shall not be deemed to have occurred by reason of a transaction, or a substantially concurrent or otherwise related series of transactions, upon the completion of which 50% or more of the beneficial ownership of the voting power of the Company, the surviving corporation or corporation directly or indirectly controlling the Company or the surviving corporation, as the case may be, is held by the same persons (as defined below) (although not necessarily in the same proportion) as held the beneficial ownership of the voting power of the Company immediately prior to the transaction or the substantially concurrent or otherwise related series of transactions, except that upon the completion thereof, employees or employee benefit plans of the Company may be a new holder of such beneficial ownership.

(ii)	The “beneficial ownership” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of securities representing 50% of more of the combined voting power of the Company is acquired, other than from the Company, by any “person” as defined in Sections 13(d) and 14(d) of the Exchange Act (other than any trustee or other fiduciary holding securities under an employee benefit or other similar stock plan of the Company).

(iii)	At any time during any period of two consecutive years, individuals who at the beginning of such period were members of the Board cease for any reason to constitute at least a majority thereof (unless the election, or the nomination for election by the Company’s shareholders, of each new trustee was approved by a vote of at least two-thirds of the trustees still in office at the time of such election or nomination who were trustees at the beginning of such period).

(iv)	For purposes of this Agreement, the following terms shall be defined as indicated:
(1)	The term “Beneficial Owner” shall mean beneficial owner as defined in Rule 13d-3 under the Exchange Act.

(2)	Entities shall be treated as being under “common control” during any period in which they are “affiliates” of each other as that term is defined in the Exchange Act.

(3)	The term “person” shall be as defined in Sections 13(d) and 14(d) of the Exchange Act, but shall exclude any trustee or other fiduciary holding securities under an employee benefit or other similar stock plan of the Company.
If the Executive becomes employed by the entity into which the Company is merged, or the purchaser of substantially all of the assets of the Company, or a successor to such entity or purchaser, the Executive shall not be treated as having terminated employment for purposes of this Agreement until such time as the Executive terminates employment with the merged entity or purchaser (or successor), as applicable. If the Executive is transferred to employment with a Subsidiary of the Company (regardless of whether before, on, or after a Change in Control), such transfer shall not constitute a termination of employment for purposes of this Agreement.
     4. Termination. The Executive’s employment with the Company during the Agreement Term may be terminated by the Company or the Executive without any breach of this Agreement only under the circumstances described in subparagraphs 4(a) through 4(f):
(a)	Death. The Executive’s employment hereunder will terminate upon his death.
(b)	Permanent Disability. The Company may terminate the Executive’s employment during any period in which he is Permanently Disabled. The Executive shall be considered “Permanently Disabled” during any period in which he is unable, by reason of a medically determinable physical or mental impairment, to engage in the material and substantial duties of his regular occupation, and such condition is expected to be permanent, as determined by the Board.
(c)	Cause. The Company may terminate the Executive’s employment hereunder at any time for Cause. For purposes of this Agreement, the term “Cause” shall mean in the reasonable judgment of the Board (i) the willful and continued failure by the Executive to substantially perform his duties with the Company or any Subsidiary after written notification by the Company or Subsidiary, (ii) the willful engaging by the Executive in conduct which is demonstrably injurious to the Company or any Subsidiary, monetarily or otherwise, or (iii) the engaging by the Executive in egregious misconduct involving serious moral turpitude. For purposes hereof, no act, or failure to act, on the Executive’s part shall be deemed “willful” unless done, or omitted to be done, by the Executive not in good faith and without reasonable belief that such action was in the best interest of the Company or Subsidiary.
(d)	Constructive Discharge. If (I) the Executive provides written notice to the Company of the occurrence of Good Reason (as defined below) within 90 days after the Executive has knowledge of the circumstances constituting Good Reason (as defined below), which notice specifically identifies the circumstances which the Executive believes constitute Good Reason; (II) the Company fails to correct the circumstances within 30 days after receipt of such notice or fails to notify the Executive of the Company’s intended method of correction and the timing thereof; (III) the Company fails to cure the circumstances within the cure period or the time specified in the Company’s response to the Executive, and (IV) the Executive resigns within 90 days after the expiration of the cure period or the time specified in the Company’s response to the Executive, then the Executive’s Date of Termination shall be considered to have occurred by reason of a Constructive Discharge. For purposes of this Agreement, “Good Reason” shall mean, without the Executive’s express written consent, the occurrence of any of the following circumstances which occur during the Agreement Term:

(i)	The assignment to the Executive of any duties materially inconsistent with the Executive’s position and status as President and Chief Investment Officer of the Company.

(ii)	A material reduction by the Company in the Executive’s Salary to an amount that is less than required under subparagraph 3(a).

(iii)	The relocation of the Executive’s base office in Evergreen, Colorado to an office that is more than 30 highway miles of the Executive’s base office on the Effective Date.

(iv)	The Company’s material breach of a material term of this Agreement.
The Executive’s right to terminate his employment pursuant to this subparagraph 4(d) shall not be affected by his incapacity due to physical or mental illness. The Executive’s continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason hereunder.

(e)	Termination by the Executive. The Executive may terminate his employment hereunder at any time for any reason by giving the Company prior written Notice of Termination (as defined in subparagraph 4(g)), which Notice of Termination shall be effective not less than 30 days after it is given to the Company (15 days following a Change in Control), provided that nothing in this Agreement shall require the Executive to specify a reason for any such termination. However, to the extent that the procedures specified in subparagraph 4(d) are required, the procedures of this subparagraph 4(e) may not be used in lieu of the procedures required under subparagraph 4(d).

(f)	Termination by Company. The Company may terminate the Executive’s employment hereunder at any time for any reason, by giving the Executive prior written Notice of Termination, which Notice of Termination shall be effective immediately, or such later time as is specified in such notice. The Company shall not be required to specify a reason for the termination under this subparagraph 4(f), provided that termination of the Executive’s employment by the Company shall be deemed to have occurred under this subparagraph 4(f) only if it is not for reasons described in subparagraph 4(b), 4(c), 4(d), or 4(e). Notwithstanding the foregoing provisions of this subparagraph 4(f), if the Executive’s employment is terminated by the Company in accordance with this subparagraph 4(f), and within a reasonable time period thereafter, it is determined by the Board that circumstances existed which would have constituted a basis for termination of the Executive’s employment for Cause in accordance with subparagraph 4(c) disregarding circumstances which could have been remedied if notice had been given in accordance with subparagraph 4(c), the Executive’s employment will be deemed to have been terminated for Cause in accordance with subparagraph 4(c).

(g)	Notice of Termination. Any termination of the Executive’s employment by the Company or the Executive (other than a termination pursuant to subparagraph 4(a)) must be communicated by a written Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” means a dated notice which indicates the Date of Termination (not earlier than the date on which the notice is provided or such later date otherwise required by this Agreement), and which indicates the specific termination provision in this Agreement relied on and which sets forth in reasonable detail the facts and circumstances, if any, claimed to provide a basis for termination of the Executive’s employment under the provision so indicated.

(h)	Date of Termination. “Date of Termination” means the last day the Executive is employed by the Company and the Subsidiaries, provided that the Executive’s employment is terminated in accordance with the foregoing provisions of this paragraph 4.

(i)	Effect of Termination. If, on the Date of Termination, the Executive is a member of the Board or the board of trustees or board of directors any of the Subsidiaries, or holds any other position with the Company and the Subsidiaries (other than the position described in subparagraph 2(a)), the Executive shall resign from all such positions as of the Date of Termination.
     5. Rights Upon Termination. The Executive’s right to payment and benefits under this Agreement for periods after his Date of Termination shall be determined in accordance with the following provisions of this paragraph 5:
(a)	Minimum Payments and Benefits. If the Executive’s Date of Termination occurs during the Agreement Term for any reason, the Company shall pay to the Executive:
(i)	The Executive’s Salary (to the extent not previously paid) for the period ending on the Date of Termination, payable in a lump sum within 30 days after the Executive’s Date of Termination.

(ii)	Payment for unused vacation days, as determined in accordance with Company policy as in effect from time to time, payable, if applicable, in a lump sum within 30 days after the Executive’s Date of Termination.

(iii)	If the Date of Termination occurs after the end of a performance period and prior to the payment of the Target Bonus (as described in subparagraph 3(b)) for the period, the Executive shall be paid such bonus amount at the regularly scheduled time.

(iv)	Any other payments or benefits to be provided to the Executive by the Company pursuant to any employee benefit plans or arrangements adopted by the Company, to the extent such amounts are due from the

Company, payable in accordance with the applicable plans and arrangements.
Except as may otherwise be expressly provided to the contrary in this Agreement, nothing in this Agreement shall be construed as requiring the Executive to be treated as employed by the Company for purposes of any employee benefit plan or arrangement following the date of the Executive’s Date of Termination.
(b)	Death, Permanent Disability, Cause or Voluntary Resignation. If the Executive’s Date of Termination occurs during the Agreement Term under circumstances described in subparagraph 4(a) (relating to the Executive’s death), subparagraph 4(b) (relating to the Executive’s being Permanently Disabled), subparagraph 4(c) (relating to the Executive’s termination for Cause), subparagraph 4(e) (relating to the Executive’s resignation), or if the Executive’s employment with the Company terminates after the end of the Agreement Term then, except as otherwise expressly provided in this Agreement or otherwise agreed in writing between the Executive and the Company, the Company shall have no obligation to make payments under the Agreement for periods after the Executive’s Date of Termination; provided, however that if the Date of Termination occurs as a result of death or on account of the Executive being Permanently Disabled, equity-based awards granted to the Executive under the 1997 LTIP and the LTIP (or a successor plan thereto), to the extent then outstanding, shall be fully vested as of the Date of Termination.
(c)	Termination Without Cause; Constructive Discharge. If the Executive’s Date of Termination occurs during the Agreement Term under circumstances described in subparagraph 4(d) (relating to Constructive Discharge) or subparagraph 4(f) (relating to termination by the Company without Cause), then, in addition to the amounts payable in accordance with subparagraph 5(a):
(i)	The Executive shall receive from the Company for the period (the “Severance Period”) from the Date of Termination through the end of the Agreement Term or, if later, the six month anniversary of the Date of Termination, the Salary amount described in subparagraph 3(a), as in effect on the Executive’s Date of Termination, in monthly or more frequent installments as is required under subparagraph 3(a). The Severance Period, and the Company’s obligation to make payments under this clause (i) shall cease with respect to periods after the earlier to occur of the date of the Executive’s death, or a date, if any, of the breach by the Executive of the provisions of paragraphs 8 or 9 of this Agreement.

(ii)	The Executive shall be provided with continuation of coverage under the employee benefit plans and arrangements of the Company in which the Executive was participating at the time of his termination of employment (the “Post-Termination Coverage”) for the Severance Period; provided that in no event shall the Post-Termination Coverage provided (or made available) with respect to any plan or arrangement under this clause (ii) be materially less favorable to the Executive than the coverage most favorable to the Executive that was provided (or was available) during the one-year period prior to such termination of employment; and provided further that in no event shall the Executive be permitted to continue participation in any pension, retirement plan or deferred compensation plan for periods after his Date of Termination. In determining the amount of benefits to which the Executive is entitled as Post-Termination Coverage under this clause (ii), it shall be assumed that the Executive shall continue to be entitled to the Salary that he was receiving immediately prior to his Date of Termination, and the bonus for the year prior to the year in which his Date of Termination occurs. For purposes of this clause (ii), if the Company reasonably determines that the Executive cannot participate in any benefit plan because he is not actively performing services for the Company or its Subsidiaries, then, in lieu of providing benefits under any such plan, the Company shall be treated as having satisfied its obligation to provide Post-Termination Coverage by making payments to the Executive equal to the reduction in funding cost resulting from the Executive’s exclusion from such plan, which payments shall fully satisfy any obligation of the Company to continue benefits under such plans; provided that the Company shall not be permitted to provide substitute benefits under this sentence with respect to group medical coverage, life insurance or disability coverage.

(iii)	All of the equity-based awards granted to the Executive under the 1997 LTIP and the LTIP (or a successor plan thereto), to the extent outstanding on the Date of Termination, shall be fully vested as of the Date of Termination and shall otherwise be governed by the terms of the applicable award agreement.
Payments to be made and benefits to be provided to the Executive pursuant to this subparagraph 5(c) shall be provided or shall commence on the 60th day after the Executive’s Date of Termination provided that, as of the 45th day after the Executive’s Date of Termination, the Release Requirements (as defined below) are satisfied. If the Release Requirements are not satisfied as of the 45th date after the Executive’s Date of Termination, the Executive shall not be entitled to any payments or benefits under this subparagraph 5(c). For purposes of this Agreement, the “Release Requirements” shall be satisfied if, as of the applicable date, the Executive has executed a release in the form provided by the Company (the “Release”), the revocation period required by applicable law has expired without the Executive’s revocation of the Release and the Release has become effective. The Release shall be provided to the Executive within 15 days following his Date of Termination. The Executive shall not be entitled to payments or benefits under this subparagraph 5(c) if he is entitled to payments and benefits under subparagraph 5(d).

(d)	Special Change in Control Provisions. If the Executive’s Date of Termination occurs during the Change in Control Protection Period and if such Date of Termination occurs as a result of termination of the Executive’s employment by the Company for reasons other than for Cause or by reason of a Constructive Discharge (and not for any other reason, including on account of the Executive’s Permanent Disability, death or voluntary resignation), then, in addition to the amounts payable in accordance with subparagraph 5(a) and lieu of any other benefits payable to the Executive pursuant to this paragraph 5, the Executive will be entitled to the payments and benefits set forth in this subparagraph 5(d). If any of the payments and benefits under subparagraph 5(c) are subject to section 409A of the Code and if the Change in Control is not a change in control event (within the meaning of section 409A of the Code) with respect to the Executive, then if and to the extent that any such payments or benefits under this subparagraph 5(d) are the same as the benefits described in subparagraph 5(c), the time and form of such payments and benefits shall be the same as the time and form described in subparagraph 5(c) instead of the time and form set forth in this subparagraph 5(d). Notwithstanding the foregoing, the benefits and payments provided pursuant to this subparagraph 5(d) shall not be subject to satisfaction of the Release Requirements.
(i)	The Executive shall be entitled to the bonus(es) payable for the performance period(s) in which the date of the Executive’s Date of Termination occurs, with payment based on achievement of a target level of performance for the entire period (regardless of actual performance for the period); provided, however, that the amount of the bonus shall be subject to a pro-rata reduction to reflect the portion of the applicable performance period following the Date of Termination. Payment under this clause (d)(i) shall be made at the regularly scheduled time for payment of such amounts to active employees.

(ii)	As of the Date of Termination, the Executive shall be fully vested in all benefits accrued through the Date of Termination under the ProLogis Nonqualified Savings Plan (the “NSP”) and all such benefits shall be payable in accordance with the NSP.

(iii)	All of the equity-based awards granted to the Executive under the 1997 LTIP and the LTIP (or a successor plan thereto), to the extent outstanding on the Date of Termination, shall be fully vested as of the Date of Termination and shall otherwise be governed by the terms of the applicable award agreement.

(iv)	The Executive shall continue to receive medical insurance and life insurance coverage in accordance with subparagraph 3(e) above for a period of period of 24 months after the Date of Termination To the extent such coverage is taxable to the Executive, such benefits shall be provided each month during the continuation period. If such benefits are required to be suspended in accordance with paragraph 28 during the six month period following the Executive’s Date of Termination, the Executive shall pay to the Company the applicable premiums required to continue such benefits and the Company shall pay to the Executive as of the first date permitted under paragraph 28 the accumulated amount of such premiums that were not otherwise required of the Executive to continue such coverages during the applicable 6 month suspension period.

(v)	Subject to the terms and conditions of this Agreement, the Executive shall be entitled to a lump sum cash payment no later than ten business days after the Date of Termination equal to the sum of:
(1)	an amount equal to three times the Executive’s annual Salary rate in effect immediately prior to the Change in Control; and
(2)	an amount equal to three times the Executive’s target level of the annual bonus for the fiscal year in which the Date of Termination occurs.
(vi)	The Company shall, for a period not to exceed twelve months following the Date of Termination, provide for standard outplacement services by any one qualified outplacement agency selected by the Company.
(e)	Payments in Lieu of Other Benefits. Except as may be otherwise specifically provided in an amendment of this paragraph 5 adopted in accordance with paragraph 17, the Executive’s rights under this paragraph 5 shall be in lieu of any benefits that may be otherwise payable to or on behalf of the Executive pursuant to the terms of any severance pay arrangement of the Company or any Subsidiary or any other, similar arrangement of the Company or any Subsidiary providing benefits upon involuntary termination of employment. Notwithstanding the foregoing provisions of this paragraph 5 or any other provision of the Agreement to the contrary, with respect to any amounts that are subject to section 409A of the Code, this paragraph 5 shall be interpreted and administered in accordance with section 409A of the Code and shall not result in an offset or substitution of any amount in violation of section 409A of the Code.
     6. Duties on Termination. Subject to the terms and conditions of this Agreement, during the period beginning on the date of delivery of a Notice of Termination, and ending on the Date of Termination, the Executive shall continue to perform his duties as set forth in this Agreement, and shall also perform such services for the Company as are necessary and appropriate for a smooth transition to the Executive’s successor, if any. Notwithstanding the foregoing provisions of this paragraph 6, the Company may suspend the Executive from performing his duties under this Agreement (including, without limitation, his duties as a member of the Board or the board of directors of any Subsidiary) following the delivery of a Notice of Termination providing for the Executive’s resignation, or delivery by the Company of a Notice of Termination providing for the Executive’s termination of employment for any reason; provided, however, that during the period of suspension (which shall end on the

Date of Termination), and subject to the legal rules applicable to such payments and benefits, including, without limitation, the rules applicable to qualified plans under section 401(a) of the Code and the rules applicable to nonqualified deferred compensation plans under section 409A of the Code, the Executive shall continue to be treated as employed by the Company for other purposes, and his rights to compensation or benefits shall not be reduced by reason of the suspension; and further provided that any such suspension shall not affect the determination of whether the resignation was the result of a Constructive Discharge.
     7. Mitigation and Set-Off. The Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise. The Company shall not be entitled to set off against the amounts payable to the Executive under this Agreement any amounts owed to the Company by the Executive, any amounts earned by the Executive in other employment after termination of his employment with the Company, or any amounts which might have been earned by the Executive in other employment had he sought such other employment.
     8. Confidential Information. The Executive agrees that, during the Agreement Term, and at all times thereafter:
(a)	Except as may be required by the lawful order of a court or agency of competent jurisdiction, except as necessary to carry out his duties to the Company and the Subsidiaries, or except to the extent that the Executive has express authorization from the Company, the Executive agrees to keep secret and confidential indefinitely, all Confidential Information, and not to disclose the same, either directly or indirectly, to any other person, firm, or business entity, or to use it in any way.

(b)	To the extent that any court or agency seeks to have the Executive disclose Confidential Information, he shall promptly inform the Company, and he shall take such reasonable steps to prevent disclosure of Confidential Information until the Company has been informed of such requested disclosure, and the Company has an opportunity to respond to such court or agency. To the extent that the Executive obtains information on behalf of the Company or any of the Subsidiaries that may be subject to attorney-client privilege as to the Company’s attorneys, the Executive shall take reasonable steps to maintain the confidentiality of such information and to preserve such privilege.

(c)	Nothing in the foregoing provisions of this paragraph 8 shall be construed so as to prevent the Executive from using, in connection with his employment for himself or an employer other than the Company or any of the Subsidiaries, knowledge which was acquired by him during the course of his employment with the Company and the Subsidiaries, and which is generally known to persons of his experience in other companies in the same industry.

(d)	For purposes of this Agreement, the term “Confidential Information” shall include all non-public information (including, without limitation, information regarding litigation and pending litigation) concerning the Company and the Subsidiaries which was acquired by or disclosed to the Executive during the course of his employment with the Company, or during the course of his consultation with the Company following his Date of Termination (regardless of whether consultation is pursuant to paragraph 10).

(e)	This paragraph 8 shall not be construed to unreasonably restrict the Executive’s ability to disclose confidential information in an arbitration proceeding or a court proceeding in connection with the assertion of, or defense against any claim of breach of this Agreement. If there is a dispute between the Company and the Executive as to whether information may be disclosed in accordance with this subparagraph 8(e) the matter shall be submitted to the arbitrators or the court (whichever is applicable) for decision.
     9. Noncompetition. During the Restricted Period (as defined below) the Executive will not, without the Company’s prior written consent (which consent shall not be unreasonably withheld), directly or indirectly, for the Executive’s own account or for or on behalf of any other person or entity, whether as an officer, director, employee, partner, consultant, or otherwise:
(a)	engage or participate in, directly or indirectly, alone or as principal, agent, employee, employer, consultant, investor or partner of, or assist in the management of, or provide advisory or other services to, or own any stock or any other ownership interest in, or make any financial investment in, any business or entity which is Competitive with the Company (as defined below) or purchase any property which could reasonably be used to provide or develop a business that is Competitive with the Company; or
(b)	solicit or attempt to hire or employ, in any fashion (whether as an employee, independent contractor or otherwise), any employee or independent contractor of the Company or the Subsidiaries, or solicit or induce, or attempt to solicit or induce, any of the Company’s or the Subsidiaries’ employees, consultants, clients, customers, vendors, suppliers or independent contractors to terminate their relationship with the Company and/or the Subsidiaries.

For purposes of this Agreement:
(i)	The “Restricted Period” means the period during which the Executive is employed by the Company or any of its Subsidiaries.

(ii)	A business or entity shall be considered “Competitive with the Company” if it engages in any of the businesses in which the Company or any of the Subsidiaries engages, including the business of providing distribution facilities or services, the acquisitions of properties for such purpose and the design of business strategies for such purpose.

     10. Assistance with Claims. The Executive agrees that, for the period beginning on the Effective Date, and continuing for a reasonable period after the Executive’s Date of Termination, the Executive will assist the Company and the Subsidiaries in defense of any claims that may be made against the Company and the Subsidiaries, and will assist the Company and the Subsidiaries in the prosecution of any claims that may be made by the Company or the Subsidiaries, to the extent that such claims may relate to services performed by the Executive for the Company and the Subsidiaries. The Executive agrees to promptly inform the Company if he becomes aware of any lawsuits involving such claims that may be filed against the Company or any Subsidiary. The Company agrees to provide legal counsel to the Executive in connection with such assistance (to the extent legally permitted), and to reimburse the Executive for all of the Executive’s reasonable out-of-pocket expenses associated with such assistance, including travel expenses and reasonable legal expenses. The Executive shall choose his legal counsel in his reasonable sole discretion. For periods after the Executive’s employment with the Company terminates, the Company agrees to provide reasonable compensation to the Executive for such assistance. The Executive also agrees to promptly inform the Company if he is asked to assist in any investigation of the Company or the Subsidiaries (or their actions) that may relate to services performed by the Executive for the Company or the Subsidiaries, regardless of whether a lawsuit has then been filed against the Company or the Subsidiaries with respect to such investigation. Any payments of compensation to the Executive pursuant to this paragraph 10 shall be paid within 30 days of the date on which the services are performed.
     11. Directors and Officers Insurance. The Executive shall be named as an insured and covered against the same claims and at the same level of insurance under the Directors and Officers insurance purchased by the Company for other senior executives of the Company.
     12. Equitable Remedies. The Executive acknowledges that the Company would be irreparably injured by a violation of paragraphs 8 or 9 and he agrees that the Company, in addition to any other remedies available to it for such breach or threatened breach, shall be entitled to a preliminary injunction, temporary restraining order, or other equivalent relief, restraining the Executive from any actual or threatened breach of either paragraphs 8 or 9. If a bond is required to be posted in order for the Company to secure an injunction or other equitable remedy, the parties agree that said bond need not be more than a nominal sum.
     13. Nonalienation. The interests of the Executive under this Agreement are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors of the Executive or the Executive’s beneficiary.
     14. Withholding. All payments and benefits under this Agreement are subject to withholding of all applicable taxes.

     15. Indemnity. To the maximum extent permitted by applicable law, the Amended and Restated Declaration of Trust of the Company and the Amended and Restated Bylaws of the Company (in the case of such Declaration of Trust and Bylaws, as in effect on the date hereof), the Company shall indemnify the Executive against, and shall pay and advance to the Executive, all expenses, including, without limitation, attorneys’ fees, disbursements and retainers, accounting and witness fees, travel and deposition costs, expenses of investigations, judicial or administrative proceedings and appeals, amounts paid in settlement by the Executive or on behalf of the Executive, actually incurred by the Executive in connection with any threatened, pending or completed claim, action, suit or proceeding, formal or informal, whether brought in the right of the Company or otherwise and whether of a civil, criminal, administrative or investigative nature, by reason of the fact that the Executive was serving as a director, officer, employee or agent of the Company or its affiliates or was serving at the Company’s request as a director, officer, employee, or agent of another corporation, limited liability company, partnership, joint venture, trust, or other enterprise; provided, however, that the Company shall not be required to advance any such amounts to the Executive unless the Executive furnishes to the Company a written undertaking reasonably satisfactory to the Company to repay to the Company all amounts to be advanced to the Executive by the Company in the event that it is determined in accordance with this paragraph 15 that the Executive is not entitled to any indemnification pursuant to this paragraph 15.
     16. Make-Whole Payments. The following shall apply with respect to amounts to or on behalf of the Executive:
(a)	Subject to the following provisions of this paragraph 16, if any payment or benefit to which the Executive is entitled from the Company, any affiliate, or trusts established by the Company or by any affiliate (a “Payment”) is subject to any tax under section 4999 of the Code, or any similar federal or state law (an “Excise Tax”), the Company shall pay to the Executive an additional amount (the “Make Whole-Amount”) which is equal to (i) the amount of the Excise Tax, plus (ii) the aggregate amount of any interest, penalties, fines or additions to any tax which are imposed in connection with the imposition of such Excise Tax, plus (iii) all income, excise and other applicable taxes imposed on the Executive under the laws of any Federal, state or local government or taxing authority by reason of the payments required under clause (i) and clause (ii) and this clause (iii).
(b)	For purposes of determining the Make-Whole Amount, the Executive shall be deemed to be taxed at the highest marginal rate under all applicable local, state, federal and foreign income tax laws for the year in which the Make-Whole Amount is paid. The Make-Whole Amount payable with respect to an Excise Tax shall be paid by the Company within 90 days following the Payment with respect to which such Excise Tax relates but in no event later than the end of the calendar year next following the calendar year in which the applicable tax is remitted to the Tax Authority (as defined in subparagraph 16(e)).

(c)	All calculations under this paragraph 16 shall be made initially by the Company and the Company shall provide prompt written notice thereof to the Executive to enable the Executive to timely file all applicable tax returns. Upon request of the Executive, the Company shall provide the Executive with sufficient tax and compensation data to enable the Executive or his tax advisor to independently make the calculations described in subparagraph 16(b) and the Company shall reimburse the Executive for reasonable fees and expenses incurred for any such verification.

(d)	If the Executive gives written notice to the Company of any objection to the results of the Company’s calculations within 60 days after the Executive’s receipt of written notice thereof, the dispute shall be referred for determination to tax counsel selected by the independent auditors of the Company (“Tax Counsel”). The Company shall pay all fees and expenses of such Tax Counsel. Pending such determination by Tax Counsel, the Company shall pay the Executive the Make-Whole Amount as determined by it in good faith. The Company shall pay the Executive any additional amount determined by Tax Counsel to be due under this subparagraph 16(d) (together with interest thereon at a rate equal to 120% of the short-term applicable Federal rate determined under section 1274(d) of the Code) within 10 days after such determination but in no event later than the end of the calendar year next following the calendar year in which the applicable related tax is remitted to the Tax Authority (as defined in subparagraph 16(e)).

(e)	The determination by Tax Counsel shall be conclusive and binding upon all parties unless the Internal Revenue Service, a court of competent jurisdiction, or such other duly empowered governmental body or agency (a “Tax Authority”) determines that the Executive owes a greater or lesser amount of Excise Tax with respect to any Payment than the amount determined by Tax Counsel.

(f)	If a Taxing Authority makes a claim against the Executive which, if successful, would require the Company to make a payment under this paragraph 16, the Executive agrees to contest the claim on request of the Company subject to the following conditions:
(i)	The Executive shall notify the Company of any such claim within 10 days of becoming aware thereof. In the event that the Company desires the claim to be contested, it shall promptly (but in no event more than 30 days after the notice from the Executive or such shorter time as the Taxing Authority may specify for responding to such claim) request the Executive to contest the claim. The Executive shall not make any payment of any tax which is the subject of the claim before the Executive has given the notice or during the 30-day period thereafter unless the Executive receives written instructions from the Company to make such payment together with an advance of funds sufficient to make the requested payment plus any amounts payable under this paragraph 16 determined as if such advance were an Excise Tax, in which case the Executive will act promptly in accordance with such instructions.

(ii)	If the Company so requests, the Executive will contest the claim by either paying the tax claimed and suing for a refund in the appropriate court or contesting the claim in the United States Tax Court or other appropriate court, as directed by the Company; provided, however, that any request by the Company for the Executive to pay the tax shall be accompanied by an advance from the Company to the Executive of funds sufficient to make the requested payment plus any amounts payable under this paragraph 16 determined as if such advance were an Excise Tax. If directed by the Company in writing the Executive will take all action necessary to compromise or settle the claim, but in no event will the Executive compromise or settle the claim or cease to contest the claim without the written consent of the Company; provided, however, that the Executive may take any such action if the Executive waives in writing his right to a payment under this paragraph 16 for any amounts payable in connection with such claim. The Executive agrees to cooperate in good faith with the Company in contesting the claim and to comply with any reasonable request from the Company concerning the contest of the claim, including the pursuit of administrative remedies, the appropriate forum for any judicial proceedings, and the legal basis for contesting the claim. Upon request of the Company, the Executive shall take appropriate appeals of any judgment or decision that would require the Company to make a payment under this paragraph 16. Provided that the Executive is in compliance with the provisions of this clause (ii), the Company shall be liable for and indemnify the Executive against any loss in connection with, and all costs and expenses, including attorneys’ fees, which may be incurred as a result of, contesting the claim, and shall provide to the Executive within 30 days after each written request therefor by the Executive cash advances or reimbursement for all such costs and expenses actually incurred or reasonably expected to be incurred by the Executive as a result of contesting the claim.

(iii)	Should a Tax Authority finally determine that an additional Excise Tax is owed, then the Company shall pay an additional Make-Up Amount to the Executive in a manner consistent with this paragraph 16 with respect to any additional Excise Tax and any assessed interest, fines, or penalties. If any Excise Tax as calculated by the Company or Tax Counsel, as the case may be, is finally determined by a Tax Authority to exceed the amount required to be paid under applicable law, then the Executive shall repay such excess to the Company within 30 days of such determination; provided that such repayment shall be reduced by the amount of any taxes paid by the Executive on such excess which is not offset by the tax benefit attributable to the repayment.
17. Amendment. This Agreement may be amended or cancelled only by mutual agreement of the parties in writing without the consent of any other person. So long as the Executive lives, no person, other than the parties hereto, shall have any rights under or interest in this Agreement or the subject matter hereof. Without limiting the generality of the foregoing, it is the intent of the parties that all payments hereunder comply with the requirements of section 409A of the Code, and applicable guidance issued thereunder and, to the extent applicable, this Agreement shall be amended as the parties deem necessary or appropriate to comply with the requirements of section 409A and applicable guidance issued thereunder in a manner that preserves to the extent possible the intended benefits of this Agreement for the parties.
     18. Applicable Law. The provisions of this Agreement shall be construed in accordance with the laws of the State of Colorado, without regard to the conflict of law provisions of any state.
     19. Severability. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of this Agreement, and this Agreement will be construed as if such invalid or unenforceable provision were omitted (but only to the extent that such provision cannot be appropriately reformed or modified).
     20. Waiver of Breach. No waiver by any party hereto of a breach of any provision of this Agreement by any other party, or of compliance with any condition or provision of this Agreement to be performed by such other party, will operate or be construed as a waiver of any subsequent breach by such other party of any similar or dissimilar provisions and conditions at the same or any prior or subsequent time. The failure of any party hereto to take any action by reason of such breach will not deprive such party of the right to take action at any time while such breach continues.
     21. Successors. This Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns and upon any person acquiring, whether by merger, consolidation, purchase of assets or otherwise, all or substantially all of the Company’s assets and business, and the successor shall be substituted for the Company under this Agreement. The Company shall obtain a satisfactory agreement from any successor to assume and perform this Agreement. In addition, if employment of the Executive is transferred to any affiliate or Subsidiary of the Company, the Company will require the affiliate or Subsidiary to assume this Agreement and be substituted for the Company under this Agreement (provided that the affiliate or subsidiary shall not be substituted for the Company for purposes of defining the term “Change in Control”).
     22. Notices. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid (provided that international mail shall be sent via overnight or two-day delivery), or sent by facsimile or prepaid overnight courier to the parties at the addresses set forth below (or such other addresses as shall be specified by the parties by like notice). Such notices, demands, claims and other communications shall be deemed given:
(a)	in the case of delivery by overnight service with guaranteed next day delivery, the next day or the day designated for delivery;

(b)	in the case of certified or registered U.S. mail, five days after deposit in the U.S. mail; or
(c)	in the case of facsimile, the date upon which the transmitting party received confirmation of receipt by facsimile, telephone or otherwise;
provided, however, that in no event shall any such communications be deemed to be given later than the date they are actually received. Communications that are to be delivered by the U.S. mail or by overnight service or two-day delivery service are to be delivered to the addresses set forth below:
to the Company:
4545 Airport Way
Denver, CO 80239
Attn: General Counsel
Fax: (303) 567-5761
or to the Executive:
29029 Upper Bear Creek Road, #203
Evergreen, Colorado 80439
Fax: (303) 980-3493
All notices to the Company shall be directed to the attention of the General Counsel of the Company, with a copy to the Secretary of the Company. Each party, by written notice furnished to the other party, may modify the applicable delivery address, except that notice of change of address shall be effective only upon receipt.
     23. Arbitration of All Disputes. Any controversy or claim arising out of or relating to this Agreement (or the breach thereof) shall be settled by final, binding and non-appealable arbitration in Colorado by three arbitrators. Except as otherwise expressly provided in this paragraph 23, the arbitration shall be conducted in accordance with the rules of the American Arbitration Association (the “Association”) then in effect. One of the arbitrators shall be appointed by the Company, one shall be appointed by the Executive, and the third shall be appointed by the first two arbitrators. If the first two arbitrators cannot agree on the third arbitrator within 30 days of the appointment of the second arbitrator, then the third arbitrator shall be appointed by the Association.
     24. Legal and Enforcement Costs. The provisions of this paragraph 24 shall apply if it becomes necessary or desirable for the Executive to retain legal counsel or incur other costs and expenses in connection with either enforcing any and all of his rights under this Agreement or defending against any allegations of breach of this Agreement by the Company:

(a)	The Executive shall be entitled to recover from the Company reasonable attorneys’ fees, costs and expenses incurred by him in connection with such enforcement or defense.
(b)	Payments required under this paragraph 24 shall be made by the Company to the Executive (or directly to the Executive’s attorney) promptly following submission to the Company of appropriate documentation evidencing the incurrence of such attorneys’ fees, costs, and expenses.
(c)	The Executive shall be entitled to select his legal counsel; provided, however, that such right of selection shall not affect the requirement that any costs and expenses reimbursable under this paragraph 24 be reasonable.

(d)	The Executive’s rights to payments under this paragraph 24 shall not be affected by the final outcome of any dispute with the Company; provided, however, that to the extent that the arbitrators shall determine that under the circumstances recovery by the Executive of all or a part of any such fees and costs and expenses would be unjust or inappropriate, the Executive shall not be entitled to such recovery; and to the extent that such amount have been recovered by the Executive previously, the Executive shall repay such amounts to the Company.
     25. Survival of Agreement. Except as otherwise expressly provided in this Agreement, the rights and obligations of the parties to this Agreement shall survive the termination of the Executive’s employment with the Company.
     26. Reimbursements and In-Kind Benefits. To the extent that any in-kind benefits or reimbursements provided under this Agreement are taxable to the Executive, then, notwithstanding any other provision of this Agreement to the contrary, they will be paid or provided only if they are provided pursuant to a policy or program of the Company which provides an objectively determinable nondiscretionary definition of the expenses eligible for reimbursement or the in-kind benefits to be provided (including the terms of this Agreement). With respect to any such benefits or expenses, the amount of the expenses or benefits that are eligible to be paid or provided during one calendar year may not affect the amount of reimbursements to be paid or provided in any subsequent calendar year, the reimbursement for an expense shall be made no event later than the last day of the calendar year following the calendar year in which the expense was incurred, and the right to reimbursement of the expenses or the right to the payments or benefits shall not be subject to liquidation or exchange for any other benefit.
     27. Entire Agreement. Except as otherwise noted herein or in any separation agreement subsequently entered into by the Executive and the Company, this Agreement, including any Exhibit(s) attached hereto, constitutes the entire agreement between the parties concerning the subject matter hereof and supersedes all prior and contemporaneous agreements, if any, between the parties relating to the subject matter hereof; including the Original Agreement, the Amended Agreement and the Executive Protection Agreement between the Company and the Executive; provided, however, that nothing in this Agreement shall be construed to limit any policy or agreement that is otherwise applicable relating to confidentiality, rights to inventions, copyrightable material, business and/or technical information, trade secrets, solicitation of employees, interference with relationships with other businesses, competition, and other similar policies or agreement for the protection of the business and operations of the Company and the Subsidiaries. Notwithstanding the foregoing, in consideration for the Company’s obligations under the Original Agreement, the Executive waived all rights under that certain Memorandum of Understanding dated March 26, 2004, as amended as of February 16, 2005 (the “MOU”), between the Executive and Catellus Development Corporation (“Catellus”) and released Catellus and the Company from any and all obligations under the MOU; provided, however, that the provisions of Paragraph 8 of the MOU (relating to indemnification) continued and shall continue to apply, Appendix B of the MOU (relating to the Tax Protection Policy) and shall continue to apply in all respects without limitation to any payment, distribution or benefit which is determined to be subject to excise tax under section 4999 of the Code as a result of the Merger (as defined in the Original Agreement) and Paragraph 10.3(b) of the MOU continued and will continue to apply with respect to awards referenced therein that are outstanding immediately prior to the Merger.
     28. Section 409A of the Code. Notwithstanding any other provision of this Agreement to the contrary, if the Executive is a “specified employee” within the meaning of section 409A of the Code, payments and benefits that are subject to section 409A and that would otherwise be paid or provided during the six month period commencing on the Executive’s Date of Termination will be deferred until the first day of the seventh month following the Date of Termination. In the case of a series of payments, the first payment shall include the amounts the Executive would have been entitled to receive during the six month waiting period. For all purposes of this Agreement, the determination as to whether the Executive has had a separation from service or a termination of employment as applied to payments or benefits that are or may be subject to section 409A of the Code shall be determined in accordance with section 409A of the Code and the guidance issued thereunder by applying the applicable default provisions.
     IN WITNESS THEREOF, the Executive has hereunto set his hand, and the Company has caused these presents to be executed in its name and on its behalf, all as of the Effective Date.

/s/ Ted R. Antenucci The Executive

ProLogis

By: Its:	/s/ Walter C. Rakowich Chief Executive Officer

22